SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair's
UNBEATABLE
PUNCTUALITY

force
S
 Easyjet

to
hide their poor performance

Ryanair, Europe’s largest low fares airline, today (5th June) confirmed that its unrivalled on-time performance has resulted in Easyjet refusing to publish their on-time statistics on their website since 27th April last. Ryanair is Europe’s most punctual airline with 92% of April flights on-time compared to just 83% of Easyjet’s. Ryanair’s punctuality has out performed Easyjet’s every week since 2003 and Ryanair challenged Easyjet to recommence publishing weekly punctuality statistics.

Ryanair
 is committed to publishing customer service
 statistics each month
and these
confirm that
Ryanair
 delivers
Europe
's best customer service

as
:
  92
  % of Ryanair's
  32,000+ flights during April
   arrived on time.
  Ryanair
   received less than 1 (0.98
  ) complaint
  s
   per 1,000 passengers
   in April
  .
  Ryanair
   received less than 1 (0.38
  ) mislaid bag
   claim
   per 1,000 passengers
   in April
  .

Ryanair's Stephen McNamara said,
"
Ryanair
 is
Europe
's
most
punctual

airline, beating
Easyjet
 every week since 2003
, and
 is
the
 only airline to guarantee the lowest fares and no fuel surcharges ever.

Such is the gulf between
Ryanair
's and
Easyjet
's on-time performance that
Easyjet

has not published its
punctuality statistics

since 27 April
to prevent passengers realizing that they
can not compete with
Ryanair
's
guaranteed
low
est
 fare
s and unrivalled
 punctuality.

Ryanair
 is committed to publishing customer service statistics each month to prove that we are
Europe
's leading customer service provider and we challenge
Easyjet
 to start publishing its on-time performance statistics once again.
"

CUSTOMER SERVICE STATISTICS APRIL	2008	2009
On-time flights	90%	92%
Complaints per 1,000 pax	0.30	0.98
Baggage complaints per 1,000 pax	0.67	0.38
Complaints answered with 7 days	99%	99%

Ends.

Friday, 5
th
 June 09

For further information:

Stephen McNamara

 Pauline
McAlester
Ryanair

Murray
 Consultants
Tel: 00 353 1 812 1271

 Tel: 00 353 1 4980 30
0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  05 June 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary